Exhibit 99.3

P.O. BOX 8016, CARY, NC 27512-9903 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Achilles Therapeutics plc For ADS Holders of record as of February 10, 2025 Thursday, March 20, 2025 10:00 AM, Eastern Time Internet: www.proxypush.com/ACHL • Cast your vote online • Have your Proxy Card ready • Follow the simple instructions to record your vote Phone: 1-866-649-0694 • Use any touch-tone telephone • Have your Proxy Card ready • Follow the simple recorded instructions Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 5:00 p.m. (Eastern Time) on March 14, 2025. Achilles Therapeutics plc Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (Eastern Time) on March 14, 2025) The undersigned Holder of American Depositary Shares (“ADSs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADSs of Achilles Therapeutics plc (the “Company”) registered in the name of the undersigned on the books of the Depositary as of 17:00 Eastern time on February 10, 2025 at the Company’s General Meeting of Shareholders to be held on Thursday, March 20, 2025 at 14:00 UK time (10:00 Eastern time), on the matters specified on the reverse side. NOTE: 1. Instructions as to voting on specified resolutions should be indicated by placing an “X” in the appropriate box. 2. Pursuant to Section 4.7 of the Deposit Agreement, the Depositary shall not vote or attempt to exercise the right to vote the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence. The Depositary shall vote as directed by Company any deposited Shares for which it has not received instructions from the Owners, if the Depositary has received from the Company by March 14, 2025 a written confirmation that, as of March 14, 2025: (x) the Company wishes a proxy to be given under this sentence; (y) the Company reasonably does not know of any substantial opposition to the matters; and (z) the matters are not materially adverse to the interests of shareholders. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

Achilles Therapeutics plc General Meeting of Shareholders Please make your marks like this: PROPOSAL    YOUR VOTE Special Resolution FOR    AGAINST    ABSTAIN Resolution 1 That the Company be wound up voluntarily under the provisions of the Insolvency Act 1986 Ordinary Resolutions Resolution 2 That, subject to the passing of the above special resolution, Robert Scott Fishman and Ian Harvey Dean of Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus Queensway, Birmingham B4 6AT (together “the Joint Liquidators”) be and are hereby appointed liquidators for the purposes of winding up the Company’s affairs and that any act required or authorised under any enactment or resolution of the Company to be done by them, may be done by them jointly or by each of them alone. Resolution 3 That the basis of the remuneration of the Joint Liquidators be fixed by reference to the time properly given by the Joint Liquidators and their staff in attending to matters arising in the winding-up together with VAT thereon, to be drawn from the liquidation estate and the Joint Liquidators be and are hereby authorised to draw such remuneration monthly or at such longer intervals as they may determine and to pay any expenses properly incurred by them. Resolution 4 That the Joint Liquidators’ category 1 disbursements and expenses and category 2 disbursements be approved and the Joint Liquidators be authorised to draw both category 1 and category 2 disbursements and expenses, (plus VAT where applicable) from the liquidation estate. Special Resolutions Resolution 5 That the Joint Liquidators be and are hereby authorised to divide and distribute to the member(s) in specie or in kind the whole or any part of the assets of the Company. Resolution 6 That the books, accounts, and documents of the Company be disposed of one year from dissolution of the Company. Authorized Signatures—Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date